NEWS RELEASE

EMX Royalty Corporation Closes Asset Purchase Transaction of the Oijarvi and Solvik Gold Projects

Vancouver, British Columbia, June 25, 2021 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce that it has closed the previously announced asset purchase transaction pursuant to which Gold Line Resources Ltd. (TSX-V: GLDL) ("Gold Line") has acquired a 100% interest in Agnico Eagle Mines Limited's (NYSE and TSX: AEM) ("Agnico") Oijärvi Gold Project  located in central Finland and Solvik Gold Project located in southern Sweden (collectively, the "Projects") for an aggregate purchase price of US$10 million comprised of cash and shares of each of EMX and Gold Line (the "Transaction"). In connection with the Transaction, Agnico will retain a 2% net smelter return ("NSR") royalty on the Projects, 1% of which may be purchased at any time by EMX for US$1 million.

The Transaction has been completed pursuant to an asset purchase agreement dated March 19, 2021 (the "Agreement") among the Company, Gold Line, Agnico, Agnico Eagle Finland Oy and Agnico Eagle Sweden AB. As a result of the Agreement, Agnico has become a shareholder of EMX and Gold Line, and EMX will increase its equity holdings in Gold Line and receive staged cash payments from Gold Line. EMX will also gain additional royalty exposure in two emerging gold belts in the Nordic region.

Consideration for the Transaction is US$10 million, comprised of US$7 million in cash, US$1.5 million in common shares of EMX ("EMX Shares") and US$1.5 million in common shares of Gold Line ("Gold Line Shares"), which is required to be paid to Agnico as follows:

Date	Gold Line Cash Payments (USD)	EMX Shares (USD)	Gold Line Shares (USD)
Upon signing of the Purchase Agreement	$750,000 (paid)	$375,000 (issued)	$375,000 (issued)
On the first anniversary of the Purchase Agreement	$1,500,000	$500,000	$500,000
On the second anniversary of the Purchase Agreement	$1,750,000	$625,000	$625,000
On the third anniversary of the Purchase Agreement	$3,000,000	-	-
Total	$7,000,000	$1,500,000	$1,500,000

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

In addition, EMX will receive cash and share payments from Gold Line as set out in the table below:

Date	Cash Payments (USD)	Gold Line Shares (USD)
Upon signing of the Purchase Agreement	-	$375,000 (issued)
On the first anniversary of the Purchase Agreement	$250,000	$250,000
On the second anniversary of the Purchase Agreement	$312,500	$312,500
Total	$562,500	$937,500

EMX Shares and Gold Line Shares and issuable in connection with the Transaction are based on the volume-weighted average price for the 20 trading days (the "20-day VWAP") prior to the date of issuance, with the exception of the first tranche, which was based on the 20-day VWAP prior to the effective date of the Agreement on March 18, 2021.

About EMX. EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential", "upside" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the year ended December 31, 2020 (the "MD&A"), and the most recently filed Annual Information Form (the "AIF") for the year ended December 31, 2020, actual events may differ materially from current expectations.  More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com